SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from_____ to _____

                          Commission File Number 1-3526




                           A. Full title of the plan:

                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN



                    B. Name of issuer of the securities held pursuant to the
                       plan and the address of its principal executive office:



                              THE SOUTHERN COMPANY
                            270 Peachtree Street, NW
                             Atlanta, Georgia 30303





                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                    FORM 11-K
                                DECEMBER 31, 1998


                                TABLE OF CONTENTS



                                                                                              Page No.

Exhibits                                                                                          3

Report of Independent Public Accountants                                                          4

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1998                                                                              5

Statement of Net Assets Available for Benefits, With Fund Information--
   December 31, 1997                                                                              9

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the year ended December 31, 1998                                                           11

Statement of Changes in Net Assets Available for Benefits, With Fund Information--
   for the year ended December 31, 1997                                                           15

Notes to Financial Statements and Schedules                                                       17

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes--
   December 31, 1998                                                                              25

Schedule II - Item 27d - Schedule of Reportable Transactions--for the year ended
   December 31, 1998                                                                              29

Signature                                                                                         30

Consent of Independent Public Accountants                                                         31



                                    EXHIBITS


A - Amended and Restated Plan Document for The Southern Company Employee Savings
    Plan effective January 1, 1997 and all amendments thereto through Amendment Number 3. (Designated in Form 10-K for the year ended December 31, 1998, File No. 1-3526 as Exhibit 10(a) 61.)

B - Consent of Independent Public Accountants. (Contained herein at Page 31.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Savings Plan Committee of
    The Southern Company Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information of THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN (the "Plan") as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits, with fund information for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Savings Plan Committee in its capacity as administrator of the Plan (the "Administrator"). Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investments purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/Arthur Andersen LLP
Atlanta, Georgia
June 18, 1999



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998

                                                                                                                   Page 1 of 4



                                                                              Fund Information (Notes 1 and 2)
                                                             -----------------------------------------------------------------------


                                                                               Participant-Directed Portion
                                                            ------------------------------------------------------------------------


                                                             Retirement        Fully                          PIMCO         Special
                                                            Preservation      Managed       Equity Index    Total Return     Value
                                             Total             Trust          Portfolio        Trust          Fund            Fund
                                       -------------------  ------------   --------------   -------------   -------------  --------
  ASSETS:
  Investments, at fair value
    (Schedule I and Notes 2 and 3):

      Temporary Investments           $     9,433,710  $      292,846     $ 6,744,194   $      164,727    $           - $         -
      Treasury securities                  19,549,965               -      19,549,965                -                -           -
      Corporate Bonds                      32,400,752               -      32,400,752                -                -           -
      Corporate medium-term notes           4,103,330               -       4,103,330                -                -           -
      Common Stock--excluding common
           stock of Southern Company      106,485,231               -     106,485,231                -                -           -
      Common Stock--Southern Company    1,598,448,380               -               -                -                -           -
      Common/collective trusts            427,630,225     132,454,471               -      294,722,578                -           -
      Registered investment companies     142,687,901               -               -                -       11,456,644  52,055,472
      Loans due from participants          80,102,627               -               -                -                -           -
                                      ---------------  -------------- ---------------   --------------   -------------- -----------
                  Total investments     2,420,842,121     132,747,317     169,283,472      294,887,305       11,456,644  52,055,472
                                      ---------------  -------------  --------------   --------------    -------------  -----------


  Receivables:
      Interest and dividends               1,338,254               -       1,338,254                -                -            -
      Receivable for securities sold       1,436,717          68,498          87,936          152,021            5,908       26,832
                                      --------------   -------------   -------------    -------------     ------------ ------------
         Total receivables                 2,774,971          68,498       1,426,190          152,021            5,908       26,832
                                      --------------   -------------   -------------    -------------     ------------ ------------

  NET ASSETS AVAILABLE FOR BENEFITS  $ 2,423,617,092   $ 132,815,815   $ 170,709,662    $ 295,039,326     $ 11,462,552 $ 52,082,304
                                     ===============   =============   =============    =============     ============ ============



The accompanying notes are an integral part of this statement.


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998

                                                                                                                        Page 2 of 4





                                                                                             Fund Information (Notes 1 and 2)
                                          ------------------------------------------------------------------------------------------


                                                                                             Participant-Directed Portion
                                           -----------------------------------------------------------------------------------------

                                                      Global        Hotchkis & Wiley   Brinson             MFS           Seligman
                                           Growth     Allocation     International    U.S. Equity       Massachusetts   High Yield
                                           Fund        Fund            Fund            Fund          Investors Trust     Bond Fund
                                           -----     ----------    ----------------  -----------    ----------------   ----------
   ASSETS:
   Investments, at fair value
      (Schedule I and Notes 2 and 3):
         Temporary Investments            $       -     $          -    $         -     $         -     $         -    $         -
         Treasury securities                      -                -              -               -               -              -
         Corporate Bonds                          -                -              -               -               -              -
         Corporate medium-term notes              -                -              -               -               -              -
         Common Stock--excluding common
              stock of Southern Company           -                -              -               -               -              -
         Common Stock--Southern Company           -                -              -               -               -              -
         Common/collective trusts                 -                -              -               -               -              -
         Registered investment companies    507,171       36,739,507      7,966,539       2,591,479       8,946,399      1,703,374
         Loans due from participants              -                -              -               -               -              -
                                          ---------     ------------    -----------     -----------     -----------    -----------
                   Total investments        507,171       36,739,507      7,966,539       2,591,479       8,946,399      1,703,374
                                          ---------     ------------    -----------     -----------     -----------    -----------


   Receivables:
           Interest and dividends                 -                -              -               -               -              -
           Receivable for securities sold       262           18,931          4,108           1,337           4,614            878
                                          ---------     ------------    -----------     -----------     -----------    -----------
                    Total receivables           262           18,931          4,108           1,337           4,614            878
                                          ---------     ------------    -----------     -----------     -----------    -----------

   NET ASSETS AVAILABLE FOR BENEFITS      $ 507,433     $ 36,758,438    $ 7,970,647     $ 2,592,816     $ 8,951,013    $ 1,704,252
                                          =========     ============    ===========     ===========     ===========    ===========


         The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998

                                                                                                                      Page 3 of 4


                                                                           Fund Information (Notes 1 and 2)
                                            ----------------------------------------------------------------------------------------


                                                                           Participant-Directed Portion
                                            ----------------------------------------------------------------------------------------



                                             Davis       Davis New York    Franklin                       GAM          Loomis Sayles
                                          Real Estate       Venture      Small Cap    GAM Global    International   Small Cap Value
                                              Fund           Fund       Growth Fund      Fund            Fund             Fund
                                         -------------   -------------  ------------  ----------     ------------    -------------
ASSETS:
   Investments, at fair value
      (Schedule I and Notes 2 and 3):
         Temporary Investments                $       -    $         -    $         -    $         -     $         -      $       -
         Treasury securities                          -              -              -              -               -              -
         Corporate Bonds                              -              -              -              -               -              -
         Corporate medium-term notes                  -              -              -              -               -              -
         Common Stock--excluding common
              stock of Southern Company               -              -              -              -               -              -
         Common Stock--Southern Company               -              -              -              -               -              -
         Common/collective trusts                     -              -              -              -               -              -
         Registered investment companies        264,081      4,967,248      3,306,934      1,918,064       2,491,148        934,343
         Loans due from participants                  -              -              -              -               -              -
                                              ---------    -----------    -----------    -----------     -----------      ---------
                   Total investments            264,081      4,967,248      3,306,934      1,918,064       2,491,148        934,343
                                              ---------    -----------    -----------    -----------     -----------      ---------


   Receivables:
           Interest and dividends
           Receivable for securities sold           136          2,562          1,706            989           1,285            482
                                              ---------    -----------    -----------    -----------     -----------      ---------
                    Total receivables               136          2,562          1,706            989           1,285            482
                                              ---------    -----------    -----------    -----------     -----------      ---------

   NET ASSETS AVAILABLE FOR BENEFITS          $ 264,217    $ 4,969,810    $ 3,308,640    $ 1,919,053     $ 2,492,433      $ 934,825
                                              =========    ===========    ===========    ===========     ===========      =========



         The accompanying notes are an integral part of this statement.

                                     - 7 -


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998

                                                                                                            Page 4 of 4



                                                                Fund Information (Notes 1 and 2)
                                            ----------------------------------------------------------------------------------

                                                                                                              Non Participant-
                                                                Participant-Directed Portion                 Directed Portion
                                            -----------------------------------------------------------     ------------------




                                             Goal Manager         Participants       Southern Company        Southern Company
                                              Portfolios           Loan Fund           Stock Fund               Stock Fund
                                          ----------------     ---------------      ------------------     ------------------
   ASSETS:
   Investments, at fair value
      (Schedule I and Notes 2 and 3):
         Temporary Investments             $         -      $          -              $   1,050,129        $  1,181,814
         Treasury securities                         -                 -                          -                   -
         Corporate Bonds                             -                 -                          -                   -
         Corporate medium-term notes                 -                 -                          -                   -
         Common Stock--excluding common
              stock of Southern Company              -                 -                          -                   -
         Common Stock--Southern Company              -                 -                752,196,162         846,252,218
         Common/collective trusts              453,176                 -                          -                   -
         Registered investment companies     6,839,498                 -                          -                   -
         Loans due from participants                 -        80,102,627                          -                   -
                                           -----------      ------------              -------------        ------------
                   Total investments         7,292,674        80,102,627                753,246,291         847,434,032
                                           -----------      ------------              -------------        ------------


   Receivables:
           Interest and dividends                    -               -                           -                    -
           Receivable for securities sold        3,761               -                     617,837              436,634
                                           -----------    ------------               -------------         ------------
                    Total receivables            3,761               -                     617,837              436,634
                                           -----------    ------------               -------------         ------------

   NET ASSETS AVAILABLE FOR BENEFITS       $ 7,296,435    $ 80,102,627               $ 753,864,128        $ 847,870,666
                                           ===========    ============               =============        =============


         The accompanying notes are an integral part of this statement.


                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                               December 31, 1997

                                                                    Page 1 of 2



                                                                                    Fund Information (Notes 1 and 2)
                                                           -------------------------------------------------------------------------


                                                                                    Participant-Directed Portion
                                                           -------------------------------------------------------------------------


                                                             Retirement     Fully                                       Special
                                                            Preservation   Managed      Equity Index   Core Fixed        Value
                                               Total           Trust       Portfolio        Trust      Income Fund       Fund
                                           --------------- -------------- ------------ -------------  ----------   -------------
ASSETS:
Investments, at fair value (Schedule I and Notes 2 and 3):
      Temporary Investments               $    9,981,982  $    164,624   $  6,944,128  $    307,172   $  291,906  $         -
      Treasury securities                     19,529,875             -     17,882,095             -    1,647,780            -
      U.S. government agency securities        1,663,080             -              -             -    1,663,080            -
      Corporate Bonds                         37,496,238             -     36,370,845             -    1,125,393            -
      Corporate medium-term notes              5,536,865             -      5,037,100             -      499,765            -
      Common Stock--excluding common
           stock of Southern Company         106,390,825             -    106,390,825             -            -            -
      Common Stock--Southern Company       1,511,836,233             -              -             -            -            -
      Common/collective trusts               313,913,862   109,478,814              -   204,435,048            -            -
      Registered investment companies         93,225,307             -              -             -            -   47,823,705
      Loans due from participants             81,231,536             -              -             -            -            -
                                          --------------  ------------   ------------  ------------   ----------  -----------
                Total investments         $2,180,805,803   109,643,438    172,624,993   204,742,220    5,227,924   47,823,705
                                          --------------- ------------   ------------  ------------   ----------  -----------


Receivables:
        Company Contributions                  1,731,041             -              -             -            -            -
        Participant Contributions              3,001,813       216,139        352,574       595,353       16,297      193,892
        Interest and dividends                 1,268,549             -      1,268,549             -            -            -
        Receivable for securities sold         8,788,989       367,623        395,849       560,358       22,144      180,693
                                          --------------  ------------   ------------  ------------   ----------  -----------
                 Total receivables            14,790,392       583,762      2,016,972     1,155,711       38,441      374,585
                                          --------------  ------------   ------------  ------------   ----------- -----------

NET ASSETS AVAILABLE FOR BENEFITS         $2,195,596,195  $110,227,200   $174,641,965  $205,897,931   $5,266,365  $48,198,290
                                          ==============  ============   ============  ============   =========== ===========


         The accompanying notes are an integral part of this statement.

               THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
      STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997

                                                                    Page 2 of 2



                                                           Fund Information (Notes 1 and 2)
                                         ----------------------------------------------------------------------

                                                                                               Non Participant-
                                                        Participant-Directed Portion           Directed Portion
                                         ---------------------------------------------------- ------------------


                                             Global       Inter-      Partici-    Southern       Southern
                                           Allocation    national      pants      Company        Company
                                              Fund      Equity Fund   Loan Fund   Stock Fund    Stock Fund
                                         -------------  ----------- ------------ -------------  -----------
ASSETS:
Investments, at fair value (Schedule I and Notes 2 and 3):
      Temporary Investments                $         -  $        -  $         -  $  1,042,308   $ 1,231,844
      Treasury securities                            -           -            -             -             -
      U.S. government agency securities              -           -            -             -             -
      Corporate Bonds                                -           -            -             -             -
      Corporate medium-term notes                    -           -            -             -             -
      Common Stock--excluding common
           stock of Southern Company                 -           -            -             -             -
      Common Stock--Southern Company                 -           -            -   692,357,490   819,478,743
      Common/collective trusts                       -           -            -             -             -
      Registered investment companies       38,382,882   7,018,720            -             -             -
      Loans due from participants                    -           -   81,231,536             -             -
                                           -----------  ----------  -----------  ------------  ------------
                Total investments           38,382,882   7,018,720   81,231,536   693,399,798   820,710,587
                                           -----------  ----------  -----------  ------------  ------------


Receivables:
        Company Contributions                        -           -            -             -     1,731,041
        Participant Contributions              163,249      37,952            -     1,426,357             -
        Interest and dividends                       -           -            -             -             -
        Receivable for securities sold         139,566      29,383            -     7,093,373             -
                                           -----------  ----------  -----------  ------------  ------------
                 Total receivables             302,815      67,335            -     8,519,730     1,731,041
                                           ------------ ----------  ------------ ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS          $38,685,697  $7,086,055  $81,231,536  $701,919,528  $822,441,628
                                           ===========  ==========  ===========  ============  ============


         The accompanying notes are an integral part of this statement.



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998

                                                                                                                     Page 1 of 4


                                                                    Fund Information (Note 1)
                                             --------------------------------------------------------------------------------------


                                                                    Participant-Directed Portion
                                             --------------------------------------------------------------------------------------


                                             Retirement      Fully                                            PIMCO        Special
                                            Preservation    Managed         Equity Index     Core Fixed    Total Return     Value
                               Total         Trust         Portfolio           Trust       Income Fund        Fund          Fund
                        --------------- ---------------- ---------------   ---------------- ------------- --------------- ---------
INVESTMENT INCOME:
Interest and dividends  $ 99,373,514    $  8,234,674   $      2,994     $     120,044      $     83    $    655,873   $ 3,333,773
Net appreciation
 (depreciation)
 in fair value of
 investments
 (NOTE 3)                233,820,502               -      4,250,935        63,699,445       270,976        (217,772)    (7,442,088)
                      --------------     ------------    ----------       -----------     ---------    ------------   ------------

NET INVESTMENT
 INCOME                  333,194,016       8,234,674     4,253,929         63,819,489       271,059         438,101    (4,108,315)

CONTRIBUTIONS
 (Note 4):
       Participants       74,560,797       5,110,744      8,587,172        15,905,143       268,186         262,410     5,296,000
       Company            41,728,706               -              -                 -             -               -             -

DISTRIBUTIONS TO
 PARTICIPANTS           (221,462,622)    (25,194,527)   (10,576,975)      (12,533,376)     (367,310)       (168,334)   (2,860,037)

NEW LOANS ISSUED                   -      (2,357,635)    (2,638,889)       (3,594,566)      (70,801)        (66,392)   (1,008,590)

LOAN PRINCIPAL
 PAYMENTS                          -       1,797,906      2,852,816         4,692,151        84,020          44,082     1,474,200

NET INTERFUND
 TRANSFERS                         -      34,997,453     (6,410,356)       20,852,554    (5,451,519)     10,952,685     5,090,756
                      --------------    ------------   ------------     -------------    ----------   -------------  ------------

CHANGE IN NET ASSETS
 AVAILABLE FOR
 BENEFITS DURING
 THE YEAR                228,020,897     22,588,615      (3,932,303)       89,141,395    (5,266,365)     11,462,552     3,884,014

NET ASSETS
 AVAILABLE FOR
 BENEFITS AT
 DECEMBER 31, 1997     2,195,596,195    110,227,200     174,641,965       205,897,931     5,266,365               -    48,198,290
                     --------------    ------------   -------------    --------------    ----------     -----------   -----------
 AVAILABLE FOR
 BENEFITS AT
 DECEMBER 31, 1998   $ 2,423,617,092   $ 132,815,815  $ 170,709,662    $  295,039,326    $       -     $ 11,462,552  $ 52,082,304
                     ===============   =============  =============    ==============    ==========    ============  ============


         The accompanying notes are an integral part of this statement.



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                DECEMBER 31, 1998

                                                                                                                      Page 2 of 4



                                                         Fund Information (Note 1)
                                        -------------------------------------------------------------------------------------------


                                                         Participant-Directed Portion
                                        -------------------------------------------------------------------------------------------


                                      Global       International   Hotchkis & Wiley     Brinson           MFS           Seligman
                         Growth      Allocation        Equity        International     U.S. Equity     Massachusetts    High Yield
                         Fund          Fund            Fund             Fund              Fund       Investors Trust   Bond Fund
                         ---------  -------------     ----------     ------------    ------------- -----------------  ------------
INVESTMENT INCOME:
Interest and dividends    $ 5,114   $ 4,635,050     $      10,316     $    195,005     $    142,945    $    342,129    $     41,884
Net appreciation
(depreciation)
 in fair value
 of investments
(Note 3)                    (1,866)   (4,608,670)         543,184         (549,075)         117,334         613,547         (35,459)
                         ---------  ------------    -------------     ------------     ------------    ------------    ------------

NET INVESTMENT INCOME       3,248        26,380          553,500         (354,070)         260,279         955,676           6,425

CONTRIBUTIONS (Note 4):
       Participants        30,456     3,816,529          527,893          382,366           79,751         218,483          44,644
       Company                  -             -                -                -                -               -               -

DISTRIBUTIONS TO
 PARTICIPANTS                (738)   (2,993,608)        (499,952)        (134,203)          (5,456)        (28,446)        (41,032)

NEW LOANS ISSUED              (14)     (763,035)        (132,561)         (89,705)            (516)        (51,857)        (42,000)

LOAN PRINCIPAL
 PAYMENTS                    4,035     1,096,779          145,000           77,420           11,677          38,002           8,490

NET INTERFUND
 TRANSFERS                 470,446    (3,110,304)      (7,679,935)       8,088,839        2,247,081       7,819,155       1,727,725
                         ---------  ------------    -------------     ------------     ------------    ------------    -----------

CHANGE IN NET ASSETS
 AVAILABLE FOR
 BENEFITS DURING
 THE YEAR                 507,433     (1,927,259)      (7,086,055)       7,970,647        2,592,816       8,951,013       1,704,252

NET ASSETS AVAILABLE
 FOR BENEFITS AT
  DECEMBER 31, 1997            -      38,685,697        7,086,055                -                -               -               -
                         ---------  ------------    -------------     ------------     ------------    ------------    ------------

NET ASSETS AVAILABLE FOR
  BENEFITS AT
  DECEMBER 31, 1998      $ 507,433  $ 36,758,438    $          -      $ 7,970,647      $ 2,592,816     $ 8,951,013     $ 1,704,252
                         =========  ============    =============     ===========      ===========     ===========     ===========



The accompanying notes are an integral part of this statement.



                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1998


                                                                                                              Page 3 of 4


                                                                 Fund Information (Note 1)
                                 ------------------------------------------------------------------------------------------


                                                                 Participant-Directed Portion
                                 ------------------------------------------------------------------------------------------



                                   Davis        Davis New York    Franklin                         GAM         Loomis Sayles
                                Real Estate       Venture          Small Cap     GAM Global    International    Small Cap Value
                                 Fund             Fund           Growth Fund       Fund           Fund           Fund
                              --------------- --------------- -------------      --------- -------------      --------------
   INVESTMENT INCOME:
   Interest and dividends            $ 4,117        $ 99,784 $     44,911        $ 2,341   $      10,321    $         -
   Net appreciation (depreciation)
      in fair value
      of investments (Note 3)        (2,486)        449,248       420,366        (49,533)        (80,608)         76,950
                                     -------- ------------   -------------   ------------   ------------     --------------

   NET INVESTMENT INCOME               1,631         549,032       465,277        (47,192)       (70,287)        76,950

   CONTRIBUTIONS (Note 4):
          Participants                13,465         139,070        97,857         80,557         73,963         33,243
          Company                          -               -             -              -              -              -

   DISTRIBUTIONS TO
      PARTICIPANTS                      (116)         (3,469)       (3,417)       (63,800)         (669)       (14,335)

   NEW LOANS ISSUED                   (3,765)        (16,670)       (5,993)       (26,391)       (4,040)       (16,097)

   LOAN PRINCIPAL PAYMENTS             1,306          32,742        19,811         10,788        16,322          6,938

   NET INTERFUND TRANSFERS           251,696       4,269,105     2,735,105      1,965,091     2,477,144        848,126
                                   ---------      ---------- -------------   ------------   -----------      ---------

   CHANGE IN NET ASSETS
      AVAILABLE
      FOR BENEFITS
      DURING THE YEAR               264,217        4,969,810     3,308,640      1,919,053     2,492,433        934,825

   NET ASSETS AVAILABLE FOR
      BENEFITS AT
      DECEMBER 31, 1997                  -                -             -              -              -              -
                                   --------     -----------   -------------  -------------  -----------      ---------

   NET ASSETS
      AVAILABLE FOR
       BENEFITS AT
       DECEMBER 31, 1998           $ 264,217    $ 4,969,810   $ 3,308,640    $ 1,919,053   $  2,492,433      $ 934,825
                                   =========    ===========   ===========    ===========    ===========      =========



The accompanying notes are an integral part of this statement.

                                                                                                              Page 4 of 4


                                                                     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                                                                                   DECEMBER 31, 1998




                                                                     Fund Information (Note 1)
                                                    ----------------------------------------------------------------------

                                                                                                            Non Participant-
                                                                     Participant-Directed Portion          Directed Portion
                                                    ---------------------------------------------------- -----------------




                                                Goal Manager     Participants    Southern Company       Southern Company
                                                 Portfolios        Loan Fund       Stock Fund             Stock Fund
                                               ------------     -------------     --------------         ---------------
   INVESTMENT INCOME:
   Interest and dividends                         $ 261,121    $  5,883,045       $ 32,754,152            $ 42,593,838
   Net appreciation (depreciation)
     in fair value of investments (Note 3
                                                    225,511               -         82,636,369              93,504,194
                                                -----------    -------------     --------------         --------------

   NET INVESTMENT INCOME                            486,632       5,883,045        115,390,521             136,098,032

   CONTRIBUTIONS (Note 4):
          Participants                              357,748               -         33,235,117                       -
          Company                                         -               -                  -              41,728,706

   DISTRIBUTIONS TO PARTICIPANTS                    (42,427)     (1,457,576)       (51,359,861)           (113,112,958)
                                                               .
   NEW LOANS ISSUED                                 (59,703)     31,812,997        (20,863,777)                      -

   LOAN PRINCIPAL PAYMENTS                           53,989     (31,484,330)        19,015,856                       -

   NET INTERFUND TRANSFERS                        6,500,196      (5,883,045)       (43,473,256)            (39,284,742)
                                                -----------    ------------      -------------          --------------

   CHANGE IN NET ASSETS AVAILABLE
          FOR BENEFITS DURING THE YEAR            7,296,435      (1,128,909)        51,944,600              25,429,038

   NET ASSETS AVAILABLE FOR
          BENEFITS AT DECEMBER 31, 1997                   -      81,231,536        701,919,528             822,441,628
                                                ------------   -------------     -------------          --------------

   NET ASSETS AVAILABLE FOR
          BENEFITS AT DECEMBER 31, 1998         $ 7,296,435    $ 80,102,627      $ 753,864,128          $ 847,870,666
                                                ============   =============     ==============         =============



The accompanying notes are an integral part of this statement.

               THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997

                                                                    Page 1 of 2





                                                                                  Fund Information (Notes 1 and 2)
                                                        ----------------------------------------------------------------------------


                                                                                  Participant-Directed Portion
                                                        ----------------------------------------------------------------------------


                                                         Retirement          Fully          Equity         Core          Special
                                                        Preservation        Managed          Index         Fixed          Value
                                           Total            Trust          Portfolio         Trust      Income Fund       Fund
                                      ----------------  --------------  ---------------- ------------- ------------  ---------------

INVESTMENT INCOME:
Interest and dividends                 $  107,745,109    $  7,188,695      $    574,555  $    599,528  $   11,369      $ 4,933,123
Net appreciation (depreciation)
       in fair value of investments
       (Note 3)                           260,049,503               -        31,139,378    45,400,942     355,914          289,801
                                      ----------------  --------------  ---------------- ------------- -----------  ---------------

NET INVESTMENT INCOME                     367,794,612       7,188,695        31,713,933    46,000,470     367,283        5,222,924

CONTRIBUTIONS (Note 4):
       Participants                        72,779,366       5,477,299         8,431,864    13,158,594     341,272        3,592,322
       Company                             42,437,774               -                 -             -           -                -

DISTRIBUTIONS TO PARTICIPANTS            (314,330,629)    (18,996,986)      (18,280,960)  (16,850,548) (1,095,376)      (3,193,016)

NEW LOANS ISSUED                                    -      (2,171,537)       (3,015,448)   (2,549,448)    (88,642)        (551,166)

LOAN PRINCIPAL PAYMENTS                             -       2,086,018         3,138,844     4,051,061      83,474          991,600

NET INTERFUND TRANSFERS                             -       9,638,795         2,227,619    34,684,040   1,578,751       23,049,066
                                      ----------------  --------------  ---------------- ------------- -----------  ---------------

CHANGE IN NET ASSETS AVAILABLE
       FOR BENEFITS DURING THE YEAR       168,681,123       3,222,284        24,215,852    78,494,169   1,186,762       29,111,730

NET ASSETS AVAILABLE FOR
       BENEFITS AT DECEMBER 31, 1996    2,026,915,072     107,004,916       150,426,113   127,403,762   4,079,603       19,086,560
                                      ----------------  -------------   ---------------  ------------- -----------  ---------------

NET ASSETS AVAILABLE FOR
       BENEFITS AT DECEMBER 31, 1997   $2,195,596,195    $110,227,200      $174,641,965  $205,897,931  $5,266,365      $48,198,290
                                      ================  ==============  ================ ============= ===========  ===============


         The accompanying notes are an integral part of this statement.

     THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                December 31, 1997

                                                                    Page 2 of 2



                                                                    Fund Information (Notes 1 and 2)
                                      ----------------------------------------------------------------------------------

                                                                                                        Non Participant-
                                                                    Participant-Directed Portion        Directed Portion
                                      ----------------------------------------------------------------- ----------------


                                        Global
                                      Allocation      International    Participants   Southern Company   Southern Company
                                         Fund          Equity Fund      Loan Fund        Stock Fund         Stock Fund
                                      -------------- ---------------- --------------- ----------------- ----------------

INVESTMENT INCOME:
Interest and dividends                  $ 4,864,194      $ 1,379,836     $ 5,699,245      $ 38,290,925     $ 44,203,639
Net appreciation (depreciation)
       in fair value of invest-
       ments(Note 3)                     (1,974,556)      (2,016,055)              -        85,591,931      101,262,148
                                      -------------- ---------------- --------------- ----------------- ----------------

NET INVESTMENT INCOME                     2,889,638         (636,219)      5,699,245       123,882,856      145,465,787

CONTRIBUTIONS (Note 4):
       Participants                       3,418,738          806,696               -        37,552,581                -
       Company                                    -                -               -                 -       42,437,774

DISTRIBUTIONS TO PARTICIPANTS            (2,630,303)        (659,686)     (2,415,038)      (83,270,802)    (166,937,914)

NEW LOANS ISSUED                           (601,081)        (125,628)     30,603,076       (21,500,126)               -

LOAN PRINCIPAL PAYMENTS                   1,046,592          210,911     (32,650,681)       21,042,181                -

NET INTERFUND TRANSFERS                  14,906,719        3,128,992      (5,700,025)      (82,245,555)      (1,268,402)
                                      -------------- ---------------- --------------- ----------------- ----------------

CHANGE IN NET ASSETS AVAILABLE
       FOR BENEFITS DURING THE YEAR      19,030,303        2,725,066      (4,463,423)       (4,538,865)      19,697,245

NET ASSETS AVAILABLE FOR
       BENEFITS AT DECEMBER 31, 1996     19,655,394        4,360,989      85,694,959       706,458,393      802,744,383
                                      -------------- ---------------- --------------- ----------------- ----------------

NET ASSETS AVAILABLE FOR
       BENEFITS AT DECEMBER 31, 1997   $ 38,685,697      $ 7,086,055    $ 81,231,536     $ 701,919,528    $ 822,441,628
                                      ============== ================ =============== ================= ================


      The accompanying notes are an integral part of this statement.

                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1998 AND 1997


1.       Description of the Plan:

         The following is a brief description of The Southern Company Employee Savings Plan (the "Plan"), and the administration thereof and is provided for general information purposes only. The Plan includes employees, certain former employees, and retirees of ten subsidiaries of The Southern Company: Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, Savannah Electric and Power Company, Southern Communications Services, Inc., Southern Company Energy Solutions, Inc., Southern Company Services, Inc., Southern Energy Resources, Inc., and Southern Nuclear Operating Company, Inc. (the "Employing Companies"). Participants should refer to the plan document or the summary plan description for a more complete description of the Plan's provisions.

         The original Plan, effective March 1, 1976, is a defined contribution plan established by The Southern Company System (the "Company") for the primary purposes of creating added employee interest in the affairs of the Company and supplementing retirement and death benefits of employees. Under the Plan, amounts deducted from the compensation or deferred from compensation by an employee (a "Participant") are contributed to the Plan on the Participant's behalf and are supplemented by contributions of the Employing Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

         The responsibility for operation and administration of the Plan is vested in The Southern Company Employee Savings Plan Committee (the "Committee"), which consists of the individuals serving in the positions of Director, Compensation and Benefits of The Southern Company; Senior Vice President, Human Resources of The Southern Company; and Comptroller of The Southern Company or any other position or positions that succeed to the duties of the foregoing positions. However, the Plan allows a Participant to exercise control over the assets in his account, with the exception of certain of The Southern Company matching contributions, and is intended to qualify as a plan described in Section 404(c) of ERISA and Federal Regulation 2550.404 (c)-1. The Board of Directors of Southern Company Services, Inc. (the "Board") has appointed a Trustee for the Plan and has appointed outside investment managers to manage the portfolio and investment options in which a Participant may invest his account. The Board has the responsibility of appointing and removing the trustee. The Trustee is authorized to purchase and sell securities subject to the funding policy provided by the Pension Fund Investment Review Committee of the Company.

         The trustee and recordkeeping functions of the Plan are performed by Merrill Lynch Trust Company of Florida (the "Trustee") and Merrill Lynch, Pierce, Fenner & Smith, Inc. (the "Recordkeeper"), respectively. The Recordkeeper is responsible for maintaining appropriate records of investment transactions, participant account balances, and, under the direction of the Committee, for distributions from Participants' accounts.

Participation

         Generally, all regular employees of the Employing Companies are eligible to participate in the Plan provided that they have completed at least one year of service. This eligibility requirement complies with the provisions of the Internal Revenue Code of 1986 (the "Code") and ERISA, as amended.

         Subject to the limitations of the Code, a Participant may contribute (on an after-tax basis) into his investment fund any whole percentage which is not less than 1% nor more than 16% of his compensation, as defined in the Plan ("Voluntary Participant Contribution"). In addition, a Participant may elect to have his compensation, as defined in the Plan, reduced by a whole percentage which is not less than 1% nor more than 16% of his compensation, such amount to be contributed (on a pre-tax basis) to his account under the Plan ("Elective Employer Contribution"). A Participant may not contribute or have contributed on his behalf in total more than 16% of his compensation as defined in the Plan. Participants may invest in one or more of the investment funds, provided such investments are made in 1% increments totaling, but not exceeding, 100%.

         A Participant may prospectively change the percentage of his compensation that he has authorized as the Elective Employer Contribution to be made on his behalf or his Voluntary Participant Contribution to another permissible percentage in accordance with procedures established by the Committee. Such election shall be effective as soon as practicable after it is made.

         For the 1998 Plan Year, the Employing Companies contributed on behalf of each of the Participants in their employ an amount equal to 75% of (a) the Elective Employer Contribution made on a Participant's behalf, plus (b) his Voluntary Participant Contribution, to the extent such contributions, when combined, did not exceed 6% of his compensation, as defined in the Plan ("Employer Matching Contribution").

         Elective Employer Contributions for Participants who are defined as "highly compensated employees" under Section 414(q) of the Code are subject to additional limitations designed to prohibit discrimination in favor of the "highly compensated employees." Certain limitations also apply to Voluntary Participant Contributions and Employer Matching Contributions allocated to highly compensated employees.

Loans to Participants

         Plan Participants also have the right to borrow a portion of their account balances under the terms of the Plan. Under the terms of the Plan, all loans are considered to be earmarked investments of the Participant's account, and any repayment of principal and interest is reinvested in accordance with the Participant's investment direction in effect on the date of such repayments.

         The Committee may direct the Trustee to make a loan or loans from the Plan to any Participant subject to certain limitations. All loans bear a rate of interest which remains fixed over the term of the loan and may be secured only by a Participant's account balance. The repayment of such loans is made through payroll deductions.

Account Distributions

         Upon separation from service with the Company, the total value of a Participant's account will be available to him or his Beneficiary in the event of his death. At retirement, a Participant may elect a lump-sum payment or up to 20 annual installments, provided he does not extend installments beyond his life expectancy. Under certain conditions of financial emergency, the Committee may accelerate the payment time of a portion or all of the remaining installments. However, a Participant, who has retired or separated from service, may also elect to leave all of his funds in the Plan until mandatory distributions begin at age 70 1/2. Distributions made because of disability, death, or termination of employment are made only as single lump-sum distributions. Upon termination of employment for any reason, the value of a Participant's account will be distributed to him in a single lump sum as soon as practical if one of the following occurs:

o         The vested amount in the account is not more than $5,000; or
o         The Participant elects to receive a distribution of his account.

         If the value of the account is greater than $5,000, the participant may defer the distribution of his account until not later than April 1 of the calendar year following the calendar year in which he reaches age 70 1/2.

         If the distribution is being made after a Participant's death, and he has not named a beneficiary or if that beneficiary has predeceased him, his account will be distributed, in preferential order to the following:

o         his surviving spouse,
o         his surviving children (equally),
o         his surviving parents (equally),
o         his surviving brothers and sisters (equally), or
o         his executors or administrators.

         If the Participant has been married for at least one year, his beneficiary will be his spouse--unless his spouse consents in writing not to be his beneficiary and such written consent is witnessed by a notary public.

         The Plan allows Participants to make routine withdrawals from their accounts in the following order: after-tax contributions, earnings from after-tax contributions, rollover contributions including earnings, and, if a Participant has participated in the Plan for at least 60 months, up to 50% of employer matching funds. This type of withdrawal does not require any hardship qualification. In order to withdraw before-tax contributions, the participant must attain age 59 1/2, separate from service, or establish that a hardship situation exists. The Committee will determine if a withdrawal is for immediate and heavy financial need. Early withdrawals of before-tax contributions can be made for hardship cases such as pending eviction from a principal residence, certain medical expenses, college tuition, or the down payment on the Participant's principal residence.

Vesting

         Participants are immediately vested in their Elective Employer Contributions, Voluntary Participant Contributions, and Employer Matching Contributions, plus actual earnings thereon.

Rollovers from Other Plans

         An eligible employee who is hired or rehired on or after April 1, 1997 and has received a distribution of his interest in a qualified retirement plan of a former employer may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan during the employee's first 12 months of employment.

Participants

         As of December 31, 1998 and 1997, active participants in the Plan totaled 21,842 and 23,349 respectively.

Participants' Accounts

         Individual accounts are maintained for each of the Plan's Participants to reflect the particular Participant's contributions and related employer contributions, as well as the Participant's share of the Plan's income and any related administrative expenses.

         Participant accounts are valued daily based on the number of units assigned to their accounts and the unit value of the fund. At December 31, 1998 and 1997, 211,738,654 and 189,002,224 units were assigned to Plan Participants, respectively. Unit values for each investment fund were as follows at December 31, 1998 and 1997:

                                                          1998      1997
                                                          ----      ----
         Merrill Lynch Retirement Preservation Trust     $ 1.00    $ 1.00
         Merrill Lynch Fully Managed Portfolio            15.68     15.26
         Merrill Lynch Equity Index Trust                 85.52     66.42
         Merrill Lynch Core Fixed Income Portfolio         N/A      11.61
         Merrill Lynch Special Value Fund, Inc.           17.50     19.53
         Merrill Lynch Global Allocation Fund, Inc.       12.61     14.14
         Merrill Lynch International Equity Fund           N/A       8.71
         Southern Company Stock Fund                      29.06     25.88
         Brinson U.S. Equity Fund                         19.45     N/A
         Loomis Sayles Small Cap Value Fund               18.14     N/A
         GAM International Fund                           29.98     N/A
         GAM Global Fund                                  19.04     N/A
         Franklin Small Cap Growth Fund                   22.57     N/A
         Davis Real Estate Fund, Inc.                     20.73     N/A
         Hotchkis and Wiley International Fund            23.28     N/A
         PIMCO Total Return Fund                          10.54     N/A
         Seligman High Yield Bond Fund                     6.95     N/A
         Merrill Lynch Growth Fund                        21.51     N/A
         MFS Massachusetts Investors Trust                20.25     N/A
         Davis New York Venture Fund, Inc.                25.01     N/A


Plan Termination

         Although the Company has not expressed any intent to terminate the Plan, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each Participant's fully vested account balance shall be distributed to the Participant in a non-discriminatory manner, as soon as practicable after such termination.

2.       Investment Options:

         The Plan offered eight investment options through August 3, 1998. Participants could direct their investments into one or more of the following funds: (1) Retirement Preservation Trust investing in a common/collective trust which invests primarily in a broadly diversified portfolio of guaranteed investments contracts and in U.S. government securities, (2) Fully Managed Portfolio investing in stocks, bonds, and cash equivalents, (3) Equity Index Trust investing in a common/collective trust which seeks to approximate the total return of the Standard & Poor's 500 Composite Stock Index, (4) Core Fixed Income Portfolio investing in all sectors of the U.S. domestic bond market, (5) Special Value Fund investing in a mutual fund which invests seeking long-term growth of capital by investing in a diversified portfolio of securities, (6) Global Allocation Fund investing in a mutual fund which invests seeking high return from a global portfolio of U.S. and foreign stocks and bonds and cash equivalents, (7) International Equity Fund investing in a mutual fund which invests seeking capital appreciation through investment in a diversified portfolio of primarily equity securities of issuers located in countries other than the United States, and (8) The Southern Company Stock Fund investing primarily in common stock of The Southern Company.

         The Employer Matching contributions are non-participant-directed and are invested in The Southern Company Stock Fund. Effective January 1, 1998, the Plan was amended to allow certain participants to diversify a portion of their Employer Matching Contribution account that is invested in The Southern Company Stock Fund. Any Participant may elect at any time on or after the fifth anniversary of the enrollment date on which he first became a Participant in this Plan to transfer a portion of the amount credited to his Employer Matching Contribution account into any of the other investment funds within the Plan. The only exception is that the election may not exceed 50% of the amount of common stock in the Employer Matching Contribution account at the time the election is made.

         Effective August 3, 1998, the Plan added twelve Investment Funds, and four pre-mixed GoalManager Model Portfolios. The Plan added the following twelve funds: (1) PIMCO Total Return Fund seeking to maximize total return, consistent with preservation of capital and prudent investment management, (2) Merrill Lynch Growth Fund seeking to invest in equity securities, placing principal emphasis on those securities that fund management believes are undervalued, (3) Hotchkis and Wiley International Fund seeking to provide current income and long-term growth of income, accompanied by growth of capital, (4) Brinson U.S. Equity Fund investing in a wide range of equity securities of U.S. companies that are traded on major stock exchanges as well as in the over-the-counter market, (5) MFS Massachusetts Investors Trust primarily investing in a conservative portfolio of equity securities selected for their high or improving investment quality, (6) Seligman High Yield Bond Fund investing in a diversified portfolio of high-yield, high-risk, medium- and lower-quality corporate bonds and notes, (7) Davis Real Estate Fund investing primarily in securities of companies principally engaged in or related to the real estate industry, (8) Davis New York Venture Fund investing primarily in common stocks, (9) Franklin Small Cap Growth Fund investing the majority of its assets in equity securities of small-capitalization companies, (10) GAM Global Fund investing in securities issued by companies in any country, (11) GAM International Fund investing in securities issued by countries other than the U.S., and (12) Loomis Sayles Small Cap Value Fund investing primarily in equity securities of small-capitalization companies with good earnings growth potential and which are believed to be undervalued by the market. The GoalManager Model Portfolios consist of conservative, moderate, moderate to aggressive, and aggressive investment options. These portfolios have investment balances of $670,513, $1,302,243, $3,718,781 and $1,604,898, respectively, and are aggregated for financial reporting purposes. Participants are allowed to choose one GoalManager Model Portfolio in addition to the other investment options in the Plan.

         Effective August 3, 1998, Merrill Lynch Core Fixed Income Portfolio and International Equity Fund were removed from the Plan's investment options and replaced with PIMCO Total Return Fund and Hotchkis and Wiley International Fund. Prior to August 3, 1998, participants could transfer their balances from Merrill Lynch Core Fixed Income Portfolio and Merrill Lynch International Equity Fund to any of the remaining investment options. If participants did not elect to transfer their balance from Merrill Lynch Core Fixed Income Portfolio and Merrill Lynch International Equity Fund to any of the remaining investment options, those balances were automatically directed to PIMCO Total Return Fund and Hotchkis and Wiley International Fund, respectively.

3.       Accounting Policies:

Basis of Accounting

         The accompanying financial statements have been prepared on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported activity during the reporting period. Actual results could differ from these estimates. Certain prior year amounts have been reclassified to conform with current presentation.

Administrative Expenses

         Southern Company Services and its affiliated companies normally pay the Trustee's fees and other administrative costs. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities are charged to the various investment funds. In addition, for Employer Matching Contributions, investment management fees for all funds except The Southern Company Stock Fund are deducted from fund earnings. For Voluntary Participant Contributions and Elective Employer Contributions, investment management fees for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Fully Managed Portfolio, and the Merrill Lynch Equity Index Trust are paid by the Company, and investment management fees for all other funds are deducted from fund earnings.

Investments

         Investments in marketable securities are stated at fair value as determined by the Trustee from quoted market price information. Investments in common/collective trusts are stated at the fair value of the underlying assets held by the fund except for benefit-responsive investment contracts included in the Retirement Preservation Trust which are carried at contract value (cost plus accrued interest). The net appreciation (depreciation) in fair value of investments in the accompanying statements of changes in net assets available for benefits reflects the net difference between the market value and the cost of investments bought during the year and the net difference between market value and the beginning of the year market value of assets held, sold, or distributed.

         The fair market values of individual assets which represent 5% or more of the Plan's net assets as of December 31, 1998 and 1997 are as follows:

                                                                1998                   1997
                                                     --------------------        -----------------
         The Southern Company common stock            $1,598,448,380             $1,511,836,233
         Merrill Lynch Retirement Preservation Trust      132,454,471               109,478,814
         Merrill Lynch Equity Index Trust                 294,722,578               204,435,048

                                       22

4.        Contributions:

         Contributions to the Plan by the Employing Companies and their respective Participants for the years ended December 31, 1998 and 1997, are set forth below:

                                                                                      1998 Contributions
                                                                --------------------------------------------------
                                                                Company            Participants'          Total
                                                                -------            ------------           -----

Alabama Power Company                                          $  9,453,344         $16,591,456       $  26,044,800
Georgia Power Company                                            13,449,667          23,467,476          36,917,143
Gulf Power Company                                                1,885,421           3,617,218           5,502,639
Mississippi Power Company                                         1,981,998           3,658,791           5,640,789
Savannah Electric and Power Company                                 791,865           1,469,758           2,261,623
Southern Communications Services, Inc.                              243,086             438,994             682,080
Southern Company Energy Solutions, Inc.                             205,547             392,377             597,924
Southern Company Services, Inc.                                   6,805,558          12,218,321          19,023,879
Southern Energy Resources, Inc.                                   1,058,599           1,931,719           2,990,318
Southern Nuclear Operating Company, Inc.                          5,853,621          10,774,687          16,628,308
                                                                -----------         -----------        ------------
                                                                $41,728,706         $74,560,797        $116,289,503
                                                                ===========         ===========        ============


                                                                                      1997 Contributions
                                                               ----------------------------------------------------
                                                                Company            Participants'          Total
                                                                -------            ------------           -----

Alabama Power Company                                          $  9,819,639         $16,802,602       $  26,622,241
Georgia Power Company                                            13,822,357          23,389,950          37,212,307
Gulf Power Company                                                1,963,570           3,667,775           5,631,345
Mississippi Power Company                                         2,148,123           3,787,727           5,935,850
Savannah Electric and Power Company                                 854,166           1,511,540           2,365,706
Southern Communications Services, Inc.                              171,446             300,335             471,781
Southern Development and Investment Group, Inc.                     127,169             223,935             351,104
Southern Company Services, Inc.                                   6,722,755          11,307,889          18,030,644
Southern Electric International, Inc.                               793,732           1,327,559           2,121,291
Southern Nuclear Operating Company, Inc.                          6,014,817          10,460,054          16,474,871
                                                                -----------         -----------        ------------
                                                                $42,437,774         $72,779,366        $115,217,140
                                                                ===========         ===========        ============


5.       Tax Status

         The Plan received a determination letter dated February 2, 1999 from the Internal Revenue Service which states that the Plan, as amended through August 6, 1998, is in compliance with Section 401(a) and applicable subsections of Section 410(b) of the Code as of that date. In the opinion of the Company's management, the Plan is currently operating in compliance with applicable provisions of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of December 31, 1998 and 1997; accordingly, no provision for income taxes has been made in the accompanying financial statements.

         Employer contributions and income of the Plan are not taxable to Participants until withdrawals or distributions are made.

6.       Reconciliation to the Form 5500:

         As of December 31, 1998 and 1997, the Plan had approximately $2,264,080 and $11,273,560, respectively, of pending distributions to Participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits in accordance with generally accepted accounting principles.

         The following table reconciles net assets available for benefits for the years ended December 31, 1998 and 1997 per the financial statements to the Form 5500 to be filed by the Company:

                                                                                        Net Assets Available
                                                                                           for Benefits
                                      Benefits        Distributions        ------------------------------------------
                                      Payable        to Participants               1998                    1997
                                      -------        ---------------               ----                    ----

Per financial statements            $         -         $221,462,622        $2,423,617,092          $2,195,596,195

Accrued benefit payments              2,264,080            2,264,080            (2,264,080)           (11,273,560)

Reversal of 1997 accrual
  for benefit payments                       -           (11,273,560)                    -                      -
                                    ----------         -------------        --------------          --------------


Per Form 5500                       $2,264,080          $212,453,142        $2,421,353,012          $2,184,322,635
                                     =========          ============        ==============          ==============


7.       Subsequent Event:

         Effective January 1, 1999, the Plan was amended to also be an employee stock ownership plan.

         Effective January 1, 1999, each Participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of common stock of The Southern Company ("Common Stock") credited to the Participant's account as of the record date of the Common Stock. The Committee shall establish administrative procedures to enable Participants to make elections. The dividends payable on the shares of Common Stock credited to the account of a Participant who does not elect to receive a cash distribution shall be invested into the Plan. Payment of cash distributions for dividends payable shall be made as soon as administratively practicable after the payable date of the shares of Common Stock, but in no event later than 90 days after the end of the Plan Year which includes such payable date. A Participant's election to receive cash distributions of dividends payable on Common Stock shall be revoked automatically upon the Participant's death.

         Effective June 1, 1999, the Plan replaced the Merrill Lynch Fully Managed Portfolio with a new investment option. The new option is the Mellon Balanced Portfolio. If participants did not elect to transfer their balance from the Merrill Lynch Fully Managed Portfolio to any of the remaining investment options prior to June 1, 1999, those balances were automatically transferred to the Mellon Balanced Portfolio.

         The Employee Savings Plan Committee is in the process of adopting the Fourth Amendment to the Plan. The Fourth Amendment will provide that hardship distributions made from the Plan on and after January 1, 2000 are not "Eligible Rollover Distributions" and that the Pension Fund Investment Review Committee of The Southern Company is authorized to appoint an investment advisor (who qualifies as an Investment Manager as defined in ERISA) to manage the assets of the Plan.


                                                                                                              Schedule I
                                                                                                              Page 1 of 4
                                              THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                           DECEMBER 31, 1998

                                                Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower,         Rate of Interest, Collateral, Par, or Maturity Value,
(a)  (b)  Lessor, or Similar Party          (c)             Number of Shares                           (d)Cost  (e)  Current Value
          ----------------------------          ---------------------------------------------------      ----         ------------

          RETIREMENT PRESERVATION TRUST:
          Temporary Investment:
 *          Merrill Lynch Trust Company,
            Merrill Lynch
            CMA Money Fund                         par $1  292,846 shares                             $ 292,846           $292,846
          Common/Collective Trust:
          Merrill Lynch Trust Company,
            Merrill Lynch
            Retirement Preservation Trust          par $1  132,454,471 shares                       132,454,471        132,454,471
                                                                                                   ------------      -------------
          Total Retirement Preservation Trust                                                      $132,747,317      $ 132,747,317
                                                                                                   ------------      -------------

          FULLY MANAGED PORTFOLIO:
          Temporary Investment:
*            Merrill Lynch Trust Company,
             Merrill Lynch
             CMA Money Fund                         par $1   7,194,916 shares                         6,744,194          6,744,194
                                                                                                    -----------       ------------

          Treasury Securities:
           United States Treasury Note               AAA, 5.875%, due 7/31/99                         2,511,615         2,516,800
           United States Treasury Note               AAA, 6.375%, due 9/30/01                         1,045,703         1,043,750
           United States Treasury Note               AAA, 5.875%, due 11/15/05                        1,071,719         1,066,720
           United States Treasury Note               AAA, 5.625%, due 2/15/06                         9,500,303        10,019,555
           United States Treasury Inflation Note     AAA, 3.625%, due 1/15/08                           497,942           490,470
           United States Treasury Note               AAA, 5.500%, due 2/15/08                         1,050,742         1,059,690
           United States Treasury Bond               AAA, 6.250%, due 08/15/23                        2,791,603         3,352,980
                                                                                                    -----------       -----------
          Total Treasury Securities                                                                 $18,469,627       $19,549,965
                                                                                                    -----------       -----------

          U.S. Corporate Bonds:
           Banco Rio De La Plata S A                  BBB-, 8.750%, due 12/15/03                        823,000           744,000
           Champion Intl. Corp.                       BBB, 6.650%, due 12/15/37                         500,000           509,350
           Connecticut Light & Power Co. First Mtge   BB, 7.750%, 6/1/02                                698,110           726,124
           Enersis S A                                A-, 6.600%, due 12/1/26                           475,015           466,595
           Enron Corporation Senior Subordinated Note BBB, 6.750%, due 07/1/05                        3,966,680         4,110,280
           Equistar Chemicals                         BBB-, 6.500%, due 2/15/06                         987,330           930,610
           FirstBank Puerto Rico Subordinated Note    BB+, 7.625%, due 12/20/05                         733,118           727,928
           Hertz Corporation Senior Notes             BBB+, 6.375%, due 10/15/05                      1,004,610         1,023,060
           Loewen Group International Inc.            BB+, 6.700%, due 10/1/99                          499,075           467,375
           Nabisco Incorporated Notes                 BBB, 6.125%, due 02/1/33                        2,489,400         2,437,875
           Nabisco Inc.                               BBB, 6.375%, due 2/1/35                           496,500           484,090
           Niagara Mohawk Power Co First Mtge         BBB-, 5.875%, due 9/1/02                          975,210           972,210
           Northwest Airlines                         BB, 7.625%, due 3/15/05                         1,505,835         1,421,940
           Occidental Petroleum                       BBB, 6.5%, due 4/1/05                             996,690           979,110
           R&B Falcon Corporation                     BBB-, 6.75%, due 4/15/05                          982,750           950,580
           Royal Carribbean Cruises LTD               BBB-,7.250%, due 8/15/06                        2,613,950         2,540,950
           Royal Carribbean Cruises                   BBB-,6.75 %, due 3/15/08                          498,135           492,075
           Union Carbide Debentures                   BBB, 6.790%, due 6/1/25                         1,019,500         1,050,350
           USD YPF Sociedad Anomina                   BBB-, 8.000%, due 2/15/04                       2,992,500         2,850,000
           Williams Holdings of Delaware              BBB-, 6.250%, due 2/1/06                        3,979,160         3,960,120
                                                                                                    -----------       -----------
              Total U.S. Corporate Bonds                                                            $28,236,568       $27,844,622
                                                                                                    -----------       -----------
          Foreign Corporate Bonds:
          ARS Argentina Republic of Unsubordinated    8.750%, due 7/10/02                             1,810,000         1,810,000
          Coca-Cola FEMSA                             BB+, 8.950%, due 11/1/06                          497,250           492,500
          Empressa Nacional Electric Yankee Bonds     A-, 7.325%, due 2/1/37                            506,875           440,745
          Perez Comanc SA Note 144A                   8.125%, due 7/15/07                               495,385           495,385
          Republic of Colombia Global Bonds           BBB-, 7.625%, due 2/15/07                         469,725           417,500
          Turkey Republic Unsecd 144A                 B, 10.000%, due 9/19/07                           503,750           435,000
          United Global States                        BB, 8.625%, due 3/12/08                           485,438           465,000
                                                                                                        -------           -------
              Total Foreign Corporate Bonds                                                          $4,768,423        $4,556,130
                                                                                                     ----------        ----------

              Total Corporate Bonds                                                                 $33,004,991      $32,400,752
                                                                                                    -----------      ------------


                                                                                                            Schedule I
                                                                                                              Page 2 of 4
                                              THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                           DECEMBER 31, 1998

                                                   Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower,            Rate of Interest, Collateral, Par, or Maturity Value,
(a)  (b)  Lessor, or Similar Party             (c)           Number of Shares                        (d)Cost   (e)  Current Value
          ---------------------------------        --------------------------------------------         ----        -------------

          U.S. Corporate Medium-term Notes:
           Chase Credit Corporation Medium          A-, 5.950%, due 8/1/00                              999,170         1,004,330
           NM Airgas Inc BE                         BBB-, 7.140%, due 3/8/04                          1,001,870         1,056,500
           NM Reynolds & Reynolds BE                BBB+, 6.120%, due 3/2/01                            500,000           505,920
           NM Ryder Systems BE                      A-, 6.300%, due 7/21/03                           1,000,000         1,020,480
           Union Tx Petroleum BE                    BBB-, 6.700%, due 11/18/02                          497,970           516,100
                                                                                                       --------          --------
         Total U.S. Corporate Medium-term Notes                                                      $3,999,010        $4,103,330
                                                                                                     ----------        ----------

          U.S. Common Stocks:
           AllState Corporation                      55,000 shares                                    1,173,150         2,117,500
           American Intl Group, Inc.                 25,000 shares                                    2,550,603         2,415,625
           Carnival Corporation                      60,000 shares                                      693,496         2,880,000
           Chase Manhattan Corp                      35,000 shares                                    2,627,100         2,485,000
           Citigroup, Inc.                           60,000 shares                                    2,058,491         2,981,220
           Coastal Corporation                       60,000 shares                                    1,417,450         2,107,500
           Corning Inc.                              65,000 shares                                    2,307,954         2,925,000
           Diageo PLC SPSD ADR                       55,000 shares                                    2,022,944         2,543,750
           Du Pont E I De Nemours & Co.              37,500 shares                                    2,583,077         1,989,825
           El Paso Energy Corp Del                   65,000 shares                                    2,615,062         2,262,780
           Exel Limited (New) Class A                35,000 shares                                    2,916,071         2,625,000
           Federal Mogul Corp                        45,000 shares                                    2,867,063         2,677,500
           Federal National Mortgage Association     30,000 shares                                      683,558         2,220,000
           Fremont Genl Corp.                        90,000 shares                                    2,524,641         2,266,830
           Frontier Corp.                            75,000 shares                                    2,511,522         2,550,000
           Fruit of the Loom, Inc                    80,000 shares                                    1,983,100         1,104,960
           Gencorp Inc.                              60,000 shares                                    1,725,118         1,496,220
           General Electric Company                  25,000 shares                                      479,776         2,550,000
           Glaxo Wellcome PLC England                30,000 shares                                    1,865,071         2,085,000
           Goodyear Tire & Rubber Co.                35,400 shares                                    2,204,670         1,785,470
           Halliburton Co.                           45,000 shares                                    1,830,825         1,333,125
           Harrah's Entertainment Incorporated      100,000 shares                                    1,848,561         1,568,700
           Horace Mann Educators Corp.               70,000 shares                                    2,261,339         1,995,000
           ITT Inds Inc.                             55,000 shares                                    2,029,444         2,186,250
           Kansas City Southern Industries, Inc      70,000 shares                                    1,467,275         3,443,090
           Kimberly Clark Corp.                      45,000 shares                                    2,257,288         2,452,500
           Lockheed Martin Corp.                     20,000 shares                                    2,101,811         1,695,000
           Masco Corporation                         90,000 shares                                    1,372,585         2,587,500
           McDonald's Corporation                    30,000 shares                                    1,413,353         2,304,360
           Monsanto Co.                              46,800 shares                                    2,016,959         2,223,000
           Motorola Inc.                             45,000 shares                                    2,390,435         2,747,790
           Nextel Communications, Inc.               75,000 shares                                    1,445,396         1,771,875
           Nike, Inc                                 42,500 shares                                    1,895,407         1,723,885
           Philips Electrs NV                        15,000 shares                                    1,328,759         1,015,305
           Provident Cos Inc                         60,000 shares                                    1,635,655         2,490,000
           Rite Aid Corp.                            65,000 shares                                    2,690,777         3,233,750
           Sun International Hotels Ltd              45,000 shares                                    1,655,365         2,044,665
           Tenet Healthcare Corp.                    75,000 shares                                    2,236,358         1,968,750
           Transamerica Corp                         17,500 shares                                    1,207,409         2,021,250
           Union PAC Corp                            40,000 shares                                    2,369,178         1,802,480
           United Technologies Corp.                 30,000 shares                                    2,788,050         3,262,500
           Unocal Corp.                              50,000 shares                                    1,951,768         1,459,350
           Waste Management Inc.                     50,000 shares                                    2,548,344         2,331,250
           Williams Companies Delaware               75,000 shares                                    1,429,471         2,339,025
           YPF Sociedad Anonima                      75,000 shares                                    1,468,993         2,095,275
                                                                                                    -----------      ------------
                   Total U.S. Common Stocks                                                         $87,450,722      $100,164,855
                                                                                                    -----------      ------------
         Foreign Common Stocks:
           Lucasvarity PLC                           65,000 shares                                    1,978,274         2,177,500
           Nestle CHF Par Ordinary                    1,000 shares                                    2,334,871         2,177,012
           Novartis  CHF Par Ordinary                 1,000 shares                                    1,695,077         1,965,864
                                                                                                      ---------         ---------
           Total Foreign Common Stocks                                                               $6,008,222        $6,320,376
                                                                                                     ----------        ----------
           Total Common Stocks                                                                      $93,458,944      $106,485,231
                                                                                                    -----------      ------------

               Total Fully Managed Portfolio                                                       $155,676,766      $169,283,472
                                                                                                   ------------      ------------


                                                                                                              Schedule I
                                                                                                              Page 3 of 4
                                              THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                           DECEMBER 31, 1998

                                                     Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower,              Rate of Interest, Collateral, Par, or Maturity Value,
(a)  (b)  Lessor, or Similar Party               (c)             Number of Shares                         (d)Cost (e) Current Value
          ----------------------------------        -------------------------------------------------        ----     -------------

         EQUITY INDEX TRUST:
         Temporary Investment:
 *         Merrill Lynch Trust Company, Merrill Lynch
           CMA Money Fund                                 par $1    164,727 shares                 $    164,727         $   164,727
         Common/Collective Trust:
 *         Merrill Lynch Trust Company, Merrill Lynch
           Equity Index Trust -- Tier III                 par $1  3,446,161 shares                  235,744,510         294,722,578
                                                                                                    -----------         -----------
         Total Equity Index Fund                                                                    235,909,237         294,887,305

         SPECIAL VALUE FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management, Merrill Lynch -
           Special Value Fund, Inc. -- Class A            par $0.10   2,972,479 shares              57,987,812          52,055,472
                                                                                                    ----------          ----------

         GLOBAL ALLOCATION FUND:
         Investment in Registered Securities:
 *         Merrill Lynch Asset Management, Merrill Lynch
           Global Allocation Fund, Inc. -- Class A        par $0.10  2,910,369 shares               40,861,472         36,739,507
                                                                                                    ----------         ----------

         BRINSON U.S. EQUITY FUND:
         Investment in Registered Securities:
           The Brinson Funds -
           Brinson U.S. Equity Fund-Class N               133,234 shares                            2,472,274          2,591,479
                                                                                                    ---------          ---------

         LOOMIS SAYLES SMALL CAP VALUE FUND:
         Investment in Registered Securities:
           Loomis Sayles Funds -
           Small Cap Value Fund-Admin Class               51,496 shares                              861,585             934,343
                                                                                                     -------             -------
         GAM INTERNATIONAL FUND:
         Investment in Registered Securities:
           GAM Funds, Inc. -
           GAM International Fund-Class A                  83,093 shares                           2,524,298           2,491,148
                                                                                                   ---------           ---------

         GAM GLOBAL FUND:
         Investment in Registered Securities:
           GAM Funds, Inc. -
           GAM Global Fund-Class A                        100,692 shares                           1,954,510           1,918,064
                                                                                                   ---------           ---------

         FRANKLIN SMALL CAP GROWTH FUND:
         Investment in Registered Securities:
           Franklin Strategic Series -
           Franklin Small Cap Growth Fund-Class I        146,517 shares                            2,898,712           3,306,934
                                                                                                   ---------           ---------

         DAVIS REAL ESTATE FUND:
         Investment in Registered Securities:
           Davis Series, Inc. -
           Davis Real Estate Fund-Class A                 12,739 shares                              264,953             264,081
                                                                                                     -------             -------

         DAVIS NEW YORK VENTURE FUND:
         Investment in Registered Securities:
           Davis New York Venture Fund, Inc. -
           Davis New York Venture Fund-Class A           198,609 shares                            4,523,362           4,967,248
                                                                                                   ---------           ---------



                                                                                                              Schedule I
                                                                                                              Page 4 of 4
                                              THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                                      ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                           DECEMBER 31, 1998
                                                  Description of Investment Including Maturity Date,
          Identity of Issuer, Borrower,           Rate of Interest, Collateral, Par, or Maturity Value,
(a)  (b)  Lessor, or Similar Party           (c)             Number of Shares                          (d)Cost   (e)  Current Value
          -----------------------------           -------------------------------------------------       ----        -------------
         HOTCHKIS & WILEY INTERNATIONAL FUND:
         Investment in Registered Securities:
*          Merrill Lynch Asset Management,
           Merrill Lynch - Hotchkis & Wiley
           International Fund                                      342,128 shares                       8,400,643         7,966,539
                                                                                                        ---------         ---------
         PIMCO TOTAL RETURN FUND:
         Investment in Registered Securities:
           PIMCO Funds -
           PIMCO Total Return Fund-Class A                        1,086,747 shares                     11,686,996        11,456,644
                                                                                                       ----------        ----------
         SELIGMAN HIGH YIELD BOND FUND:
         Investment in Registered Securities:
           Seligman High Yield Bond Fund Series -
           Seligman High Yield Bond Fund-Class A                    245,008 shares                      1,728,792         1,703,374
                                                                                                       ---------         ---------
         GROWTH FUND:
         Investment in Registered Securities:
*          Merrill Lynch Asset Management,
           Merrill Lynch -
           Growth Fund-Class A                                        23,578 shares                       505,286           507,171
                                                                                                          -------           -------
         MFS MASSACHUSETTS INVESTORS TRUST:
         Investment in Registered Securities:
           MFS Investment Management -
           MFS Massachusetts Investors Trust-
           Class A                                                     441,778 shares                    8,332,575        8,946,399
                                                                                                         ---------        ---------
         GOAL MANAGER PORTFOLIOS:
         Investment in Registered Securities:
         Retirement Preservation Trust Goal Manager        par $1      453,176 shares                      453,130          453,176
         Special Value Fund, Inc.  Goal Manager            par $0.10    39,774 shares                      654,379          696,082
         Brinson U.S. Equity Fund-Class N  Goal Manager                 66,556 shares                    1,236,183        1,294,552
         Hotchkis & Wiley International Fund Goal Manager               52,200 shares                    1,176,321        1,215,308
         PIMCO Total Return Fund-Class A Goal Manager                  168,894 shares                    1,825,445        1,780,325
         MFS Massachusetts Investors Trust  Goal Manager                91,433 shares                    1,720,921        1,851,702
         Goal Manager Investment                                         1,529 shares                        1,529            1,529
                                                                                                         ---------       ----------
         Total Goal Manager Portfolios                                                                   7,067,908        7,292,674
                                                                                                         ---------       ----------
*        LOANS DUE FROM PARTICIPANTS (interest rates vary from 8.25% to 8.75%)                          80,102,627       80,102,627
                                                                                                        ----------       ----------
         THE SOUTHERN COMPANY STOCK FUND--PARTICIPANT-DIRECTED PORTION:
         Temporary Investment:
           Merrill Lynch Trust Company, Merrill Lynch
           CMA Money Fund                                 par $1  1,050,129  shares                      1,050,129       1,050,129

         Common Stock:
 *         The Southern Company, The Southern
           Company Common Stock                           par $5   25,882,473 shares                   693,842,676     752,196,162
                                                                                                       -----------     -----------
          Total Southern Company Stock Fund - Participant-Directed Portion                            694,892,805      753,246,291
         THE SOUTHERN COMPANY STOCK FUND--
         NON PARTICIPANT-DIRECTED PORTION:
         Temporary Investment:
           Merrill Lynch Trust Company, Merrill Lynch
           CMA Money Fund                                 par  $1  1,181,814  shares                     1,181,814       1,181,814

         Common Stock:
 *         The Southern Company, The Southern Company
           Common Stock                                   par  $1   1,181,814 shares                   752,747,928     846,252,218
                                                                                                    --------------  --------------
         Total Southern Company Stock Fund - Non Participant-Directed Portion                          753,929,742     847,434,032
                                                                                                    --------------  -------------

         TOTAL INVESTMENT OF ALL FUNDS                                                              $2,205,329,672  $2,420,842,121
                                                                                                    ==============  ==============

*        Represents a party in interest to the Plan.

                    The accompanying notes are an integral part of this schedule.

                                       28


                                                                                                                     Schedule II
                   THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
                Item 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998



                 (b) Description of asset                                                      (f)   Current
(a) Identify of     (include interest rate and (c)Purchase     (d)Selling     (e)Cost of            value of asset     (g) Net gain
    party involved  maturity in case of a loan)   price           price          asset            on transaction date     or (loss)
    --------------  ---------------------------   -------          -------      --------   --------------------           ---------

*   Merrill Lynch    Merrill Lynch Retirement
    Trust Company    Preservation Trust
    Of Florida          838 transactions          97,691,716                                        97,691,716
                        909 transactions                         74,603,022      74,603,022         74,603,022                   -

*   Merrill Lynch    Merrill Lynch Equity
    Trust Company    Index Trust
    Of Florida          640 transactions          76,475,707                                        76,475,707
                        923 transactions                         49,887,621      37,963,435         49,887,621          11,924,186

*   Merrill Lynch    Merrill Lynch Pending
    Trust Company    Settlement Fund
    Of Florida          252 transactions         118,720,104                                       118,720,104
                        253 transactions                        122,673,872     122,673,872        122,673,872                   -

*   The Southern      Common Stock
    Company             818  transactions        202,442.146                                       202,442.146
                     1, 197  transactions                       253,445,592     171,306,797        253,445,592           82,138,795



*   Represents a party in interest to the Plan.




          The accompanying notes are an integral part of this schedule.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                              THE SOUTHERN COMPANY
                              EMPLOYEE SAVINGS PLAN





                               /s/Christopher C. Womack
                               Christopher C. Womack, Chairman
                               Employee Savings Plan Committee


June 28, 1999

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 18, 1999, included in this annual report of The Southern Company Employee Savings Plan on Form 11-K for the year ended December 31, 1998 into the Plan's previously filed Registration Statement No. 33-23152.




/s/Arthur Andersen LLP
Arthur Andersen LLP



Atlanta, Georgia
June 28, 1999
                                       31